Sanofi and Boehringer Ingelheim confirm Closing of

business swap on January 1st 2017

- Both companies will become global leaders in two different sectors of the pharmaceutical market -

Paris (France) and Ingelheim (Germany)– 2nd January 2017 – Sanofi and Boehringer Ingelheim confirmed today that the strategic transaction signed in June 2016, which consists of an exchange of Sanofi’s animal health business (Merial) and Boehringer Ingelheim’s consumer healthcare (CHC) business, has been successfully closed in most markets on January 1st 2017. This closing marks the successful outcome of the business swap which started with exclusive negotiations in December 2015. The closing of the acquisition of Merial in Mexico and the Merial and CHC swap in India have been delayed pending receipt of certain regulatory approvals but both are expected to close early 2017.

Olivier Brandicourt, M.D., Chief Executive Officer of Sanofi, stated: “With this successful closing of the business swap with Boehringer Ingelheim, Sanofi is building a strong and innovative CHC Global Business Unit. The integration of Boehringer Ingelheim’s highly skilled CHC team and its well established products, allows Sanofi to enhance our positions in core strategic categories in a promising CHC market. Indeed this market serves the growing expectations of consumers to be more in control of their own health and wellness.”

The Chairman of the Board of Managing Directors of Boehringer Ingelheim, Hubertus von Baumbach, said: “This important achievement is the result of a mutually beneficial agreement implemented in the spirit of a shared vision. Driven by the desire to serve the needs of our customer, and enabled by value of our innovative product portfolio, the combined strength of the two organizations will improve Boehringer Ingelheim’s competitiveness in the Animal Health business segment that is so strategically important to our company. We are delighted to welcome the employees of Merial to our team.”

Over the last months, Sanofi and Boehringer Ingelheim have diligently prepared for the integration of the businesses and employees as of the first day under new ownership. In the interest of all customers and to ensure uninterrupted business continuity, it is both companies’ priority to achieve a smooth integration of the transferred businesses.

Alan Main, Executive Vice President Consumer Healthcare and member of Sanofi’s Executive Committee, will ensure Sanofi’s CHC business including the former Boehringer Ingelheim CHC brands will continue on its growth path. The Boehringer Ingelheim Animal Health business unit will be headed by Dr. Joachim Hasenmaier who will remain as Member of the Boehringer Ingelheim Board of Managing Directors.

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About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Boehringer Ingelheim

Boehringer Ingelheim is one of the world’s 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, Boehringer Ingelheim operates globally through 145 affiliates and a total of some 50,000 employees. The focus of the family-owned company, founded in 1885, is on researching, developing, manufacturing and marketing new medications of high therapeutic value for human and veterinary medicine.

Social responsibility is an important element of the corporate culture at Boehringer Ingelheim. This includes worldwide involvement in social projects through, for example, the initiative “Making More Health” while also caring for employees. Respect, equal opportunity and reconciling career and family form the foundation of mutual cooperation. The company also focuses on environmental protection and sustainability in everything it does.

In 2015, Boehringer Ingelheim achieved net sales of about 14.8 billion euros. R&D expenditure corresponds to 20.3 per cent of net sales.

For more information please visit www.boehringer-ingelheim.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts Sanofi:

Media Relations	Investor Relations
Coralie Savin	George Grofik
Tel. : +33 (0)1 53 77 46 46	Tel.: +33 (0)1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

Contact Boehringer Ingelheim:

Media Relations

Dr Ralph Warsinsky

Tel: + 49 6132 77 7051

Mobile : +49 178 290 8561

press@boehringer-ingelheim.com